Exhibit 99.1

JA Solar Announces Third Quarter 2013 Results

SHANGHAI, November 26, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Shipments were 500.2 MW, consisting of 305.0 MW of modules and module tolling, and 195.2 MW of cells and cell tolling, above the high end of the Company’s previous guidance of 470 MW and an increase of 7.9% from the second quarter of 2013

•                  Net revenue was RMB 1.8 billion ($287.3 million), compared to RMB 1.6 billion ($258.9 million) in the second quarter of 2013

•                  Gross margin was 11.3%, compared to gross margin of 8.1% in the second quarter of 2013

•                  Operating loss was RMB 31.6 million ($5.2 million), compared to operating loss of RMB 33.3 million ($5.4 million) in the second quarter of 2013

•                  Net loss, which included a non-cash change in fair value of warrant derivatives of RMB 138.3 million ($22.6 million), was RMB 227.0 million ($37.1 million), compared to net loss of RMB 132.4 million ($21.6 million) in the second quarter of 2013

•                  Loss per diluted ADS was RMB 6.77 ($1.11), compared to loss per diluted ADS of RMB 3.58  ($0.59) in the second quarter of 2013

•                  Cash, cash equivalents and restricted cash at the end of the quarter were RMB 2.5 billion ($401.1 million), compared to RMB 2.2 billion ($355.8 million) at the end of the second quarter of 2013

•                  Operating cash flow was positive RMB 623.4 million ($101.9 million), compared to positive RMB 503.5 million ($82.3 million) in the second quarter of 2013

•                  Non-GAAP net loss(1)  attributable to the Company’s ordinary shareholders in the third quarter of 2013 was RMB 90.2 million ($14.7 million), compared to a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 138.8 million ($22.7 million) in the second quarter of 2013

•                  Non-GAAP loss per diluted ADS was RMB 2.24 ($0.37), compared to Non-GAAP loss per diluted ADS of RMB 3.58  ($0.59) in the second quarter of 2013

Mr. Baofang Jin, executive chairman and CEO of JA Solar, commented, “We posted a solid performance in the third quarter, with shipments exceeding the high end of our guidance, owing to an improvement in the macro environment and increased installation activity across key markets. Thanks to a much healthier supply-demand balance and our continued cost-reduction

(1)  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude 1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, 2) fair value of such warrants exceeding net proceeds from the Offering, and 3) changes in fair value of embedded derivatives underlying the convertible notes issued in May 2008. Consistent with this approach, the Company believes that disclosing non-GAAP net loss per share to the readers of its financial statements provides useful supplemental data that, while not a substitute for GAAP net loss per share, allows for greater transparency in the review of its financial and operational performance.

efforts, our gross margin returned to double digits, while our prudent management of costs and receivables allowed us to post strong operating cash flow of over $100 million.”

Mr. Jin continued, “We are encouraged by shipment growth across key geographies. In the third quarter, we made tremendous progress in the U.S. market, where our module shipments more than tripled sequentially. We also saw healthy shipment growth in China, where installation activity increased rapidly as buyers rushed to place orders ahead of an expected reduction in solar feed-in-tariff rates. Alongside this, we maintained our strong position in Japan, where we expect to have a healthy growth trajectory going forward.

“Prudent balance sheet management through the downturn in the solar industry helped to secure the long-term health of our business,” Mr. Jin added. “Now that the market is showing significant signs of improvement, we are confident that our superior product offering and bankable brand will enable us to strengthen our market position. Looking to 2014, we will continue to stringently manage our production costs and focus on gaining market share in emerging markets. We are confident that this strategy will lead to an overall improvement in our bottom-line performance in the coming quarters.”

Third Quarter 2013 Financial Results

Total shipments in the third quarter of 2013 were 500.2 MW, above the high end of the Company’s previously provided guidance of 450 MW to 470 MW. This represents a 7.9% increase from 463.7 MW in the second quarter of 2013 and a 19.7% increase from 417.8 MW in the third quarter of 2012.

Shipment breakdown by product (MW)

(MW)	2012Q3	2013Q2	2013Q3	QoQ%	YoY%
Modules and module tolling	246.6	253.9	305.0	20.1%	23.7%
Cells and cell tolling	171.2	209.8	195.2	-7.0%	14.0%
Total	417.8	463.7	500.2	7.9%	19.7%

Shipment breakdown by region (percentage)

	2012Q3	2013Q2	2013Q3	QoQ(pp)		YoY(pp)
China	56.1%	37.8%	38.7%	0.9	pp	-17.4	pp
APAC ex-China	8.9%	34.2%	39.3%	5.1	pp	30.4	pp
Europe	27.9%	19.7%	9.3%	-10.4	pp	-18.6	pp
Americas	5.5%	7.9%	10.7%	2.8	pp	5.2	pp
Others	1.6%	0.4%	2.0%	1.6	pp	0.4	pp

Revenue in the third quarter of 2013 was RMB 1.8 billion ($287.3 million), an increase of 11.0% from RMB 1.6 billion ($258.9 million) in the second quarter of 2013 and an increase of 7.2% from RMB 1.6 billion ($268.0 million) reported in the third quarter of 2012.

Gross profit in the third quarter of 2013 was RMB 198.7 million ($32.5 million), compared with gross profit of RMB 128.7 million ($21.0 million) in the second quarter of 2013 and a gross loss of RMB 96.6 million ($15.8 million) in the third quarter of 2012. Gross margin was 11.3% in the third quarter of 2013, compared with 8.1% in the second quarter of 2013 and negative 5.9% in the third quarter of 2012. The sequential increase in gross margin was primarily due to the Company’s stringent cost-reduction initiatives.

Total operating expenses in the third quarter of 2013 were RMB 230.4 million ($37.6 million), compared with RMB 161.9 million ($26.5 million) in the second quarter of 2013 and RMB 534.6 million ($87.4 million) in the third quarter of 2012. The increase in total operating expenses quarter over quarter was primarily due to an accounts receivable provision of RMB 45.7 million ($7.5 million) in the third quarter of 2013 and an increase in transportation expenses in line with the increase in total shipments.

Operating loss in the third quarter of 2013 was RMB 31.6 million ($5.2 million), compared with an operating loss of RMB 33.3 million ($5.4 million) in the second quarter of 2013 and an operating loss of RMB 631.3 million ($103.1 million) in the third quarter of 2012. Operating margin in the third quarter of 2013 was negative 1.8%, compared with negative 2.1% in the second quarter of 2013 and negative 38.5% in the third quarter of 2012.

Change in fair value of warrant derivatives in the third quarter of 2013 was RMB 138.3 million ($22.6 million), compared with nil in the second quarter of 2013 and nil in the third quarter of 2012. The change in fair value of warrant derivatives was related to the change in fair value of certain warrants granted to certain investors in a registered direct offering closed on August 16, 2013.

Other income in the third quarter of 2013 was RMB 8.2 million ($1.3 million), compared with other loss of RMB 8.3 million ($1.4 million) in the second quarter of 2013 and other income of RMB 363.7 million ($59.4 million) in the third quarter of 2012.

Loss per diluted ADS in the third quarter of 2013 was RMB 6.77 ($1.11), compared with loss per diluted ADS of RMB 3.58 ($0.59) in the second quarter of 2013 and loss per diluted ADS of RMB 9.55 ($1.56) in the third quarter of 2012.

Non-GAAP net loss attributable to the Company’s ordinary shareholders in the third quarter of 2013 was RMB 90.2 million (US$14.7 million), compared with a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 138.8 million ($22.7 million) in the second quarter of 2013 and a non-GAAP net loss attributable to the Company’s ordinary shareholders of RMB 371.4 million ($60.7 million) in the third quarter of 2012.

Non-GAAP loss per diluted ADS in the third quarter of 2013 was RMB 2.24 ($0.37), compared with non-GAAP loss per diluted ADS of RMB 3.58 ($0.59) in the second quarter of 2013 and non-GAAP loss per diluted ADS of RMB 9.55 ($1.56) in the third quarter of 2012.

In the third quarter of 2013, the Company generated operating cash flow of RMB 623.4 million ($101.9 million).

Liquidity

As of September 30, 2013, the Company had cash, cash equivalents and restricted cash of RMB 2.5 billion ($401.1 million), compared to RMB 2.2 billion ($355.8 million) at the end of the second quarter of 2013.

As of September 30, 2013, total working capital was RMB 695.8 million ($113.7 million), compared with RMB 684.6 million ($111.9 million) as of June 30, 2013.

As of September 30, 2013, total short-term bank borrowings were RMB 983.7 million ($160.7 million), compared to RMB 672.4 million ($109.9 million) as of June 30, 2013.

As of September 30, 2013, total long-term bank borrowings were RMB 2.9 billion ($467.4 million), of which RMB 1.4 billion ($236.1 million) were due in one year. This compares to total long-term bank borrowings as of June 30, 2013 of RMB 3.5 billion ($578.5 million), of which RMB 2.0 billion ($329.0 million) were due in one year.

Recent Business Developments

On August 14, 2013, the Company announced that it has entered into a Securities Purchase Agreement with a single institutional investor (the “Investor”) to issue securities in a registered direct offering (the “Offering”). In the Offering, the Company issued to the Investor American Depositary Shares, a “Series A-1 Warrant,” a “Series A-2 Warrant,” a “Series A-3 Warrant” and a “Series B Warrant.” Between November 13, 2013 and November 15, 2013, the Series A-1 Warrant was exercised in full with 2,544,833 American Depositary Shares issued at a price of $9.43 per ADS, resulting in gross proceeds to the Company of $24.0 million.

Business Outlook

For the fourth quarter of 2013, the Company expects total cell and module shipments to be between 500 MW and 550 MW. For the full year 2013, the Company revises upwards its previous shipment guidance of between 1.7 GW and 1.9 GW to between 1.9 GW and 1.95 GW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, November 26, 2013, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong Time). The call may be accessed by dialing +65-6723-9381 (international), +1-845-675-0437 (U.S.), or +852-2475-0994 (Hong Kong). The passcode is “JA Solar.” A live webcast of the conference call will be available on the Company’s website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing +61-2-8199-0299 (international) or +1-646-254-3697 (U.S.). The passcode for the replay is 10762935.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JA Solar uses certain non-GAAP financial measures, including non-GAAP net income (loss), non-GAAP earnings (loss) per share, non-GAAP earnings (loss) per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude 1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, 2) fair value of such warrants exceeding net proceeds from the Offering, and 3) changes in fair value of embedded derivatives underlying the convertible notes issued in May 2008.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JA Solar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2013, which was RMB 6.1200 to $1.0. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2013, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Sep. 30, 2012	Jun. 30, 2013	Sep. 30, 2013	Sep. 30, 2013
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,639,989	1,584,226	1,758,444	287,327
Cost of sales	(1,736,605)	(1,455,563)	(1,559,720)	(254,856)
Gross (loss)/profit	(96,616)	128,663	198,724	32,471
Selling, general and administrative expenses	(251,202)	(143,291)	(212,639)	(34,745)
Impairment loss for property, plant and equipment	(250,697)	0	0	0
Research and development expenses	(32,737)	(18,639)	(17,715)	(2,895)
Total operating expenses	(534,636)	(161,930)	(230,354)	(37,640)
Loss from operations	(631,252)	(33,267)	(31,630)	(5,169)
Interest expense	(129,308)	(79,739)	(56,875)	(9,293)
Change in fair value of warrant derivatives	—	—	(138,333)	(22,603)
Other income/(loss), net	363,718	(8,281)	8,174	1,336
Loss before income taxes	(396,842)	(121,287)	(218,664)	(35,729)
Income tax benefit/(expenses)	25,441	(11,139)	(8,366)	(1,367)
Net loss	(371,401)	(132,426)	(227,030)	(37,096)
Fair value of warrants in excess of net proceeds of equity offering	0	0	(44,396)	(7,254)
Less: income attributable to noncontrolling interest	0	6,342	1,534	251
Net loss attributable to ordinary shareholders	(371,401)	(138,768)	(272,960)	(44,601)

Net loss per share:
Basic	(1.91)	(0.72)	(1.35)	(0.22)
Diluted	(1.91)	(0.72)	(1.35)	(0.22)

Weighted average number of shares outstanding:
Basic	194,417,359	193,594,501	201,665,457	201,665,457
Diluted	194,417,359	193,594,501	201,665,457	201,665,457

Comprehensive loss
Net loss	(371,401)	(132,426)	(227,030)	(37,096)
Foreign currency translation adjustments, net of tax	(1,258)	8,702	(2,447)	(394)
Other comprehensive income	(1,258)	8,702	(2,447)	(394)
Comprehensive loss	(372,659)	(123,724)	(229,477)	(37,490)
Fair value of warrants in excess of net proceeds of equity offering	0	0	(44,396)	(7,254)
Income/(loss) attributable to noncontrolling interest	0	6,342	1,534	251
Comprehensive loss attributable to ordinary shareholders	(372,659)	(130,066)	(275,407)	(44,995)

NON-GAAP RECONCILIATION

GAAP net loss attributable to ordinary shareholders	(371,401)	(138,768)	(272,960)	(44,601)
Change in fair value of warrant derivatives	0	0	138,333	22,603
Fair value of warrants in excess of net proceeds of equity offering	0	0	44,396	7,254
Non-GAAP net loss attributable to ordinary shareholders	(371,401)	(138,768)	(90,231)	(14,744)

Non-GAAP net loss per share
Basic	(1.91)	(0.72)	(0.45)	(0.07)
Diluted	(1.91)	(0.72)	(0.45)	(0.07)

Non-GAAP weighted average number of shares outstanding:
Basic	194,417,359	193,594,501	201,665,457	201,665,457
Diluted	194,417,359	193,594,501	201,665,457	201,665,457

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For nine months ended
	Sep. 30, 2012	Sep. 30, 2013	Sep. 30, 2013
	RMB’000	RMB’000	USD’000

Net revenues	5,048,824	5,019,744	820,220
Cost of sales	(5,026,071)	(4,592,412)	(750,394)
Gross profit	22,753	427,332	69,826
Selling, general and administrative expenses	(641,287)	(519,740)	(84,925)
Impairment loss for property, plant and equipment	(250,697)	0	0
Research and development expenses	(77,068)	(57,719)	(9,431)
Total operating expenses	(969,052)	(577,459)	(94,356)
Loss from operations	(946,299)	(150,127)	(24,530)
Interest expense	(385,919)	(234,924)	(38,386)
Change in fair value of warrant derivatives		(138,333)	(22,603)
Other income/(loss), net	347,391	(17,647)	(2,884)
Loss before income taxes	(984,827)	(541,031)	(88,403)
Income tax expenses	(95,298)	(24,971)	(4,080)
Net loss	(1,080,125)	(566,002)	(92,483)
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	(7,254)
Less: income attributable to noncontrolling interest	0	5,663	925
Net loss attributable to ordinary shareholders	(1,080,125)	(616,061)	(100,662)

Net loss per share:
Basic	(5.53)	(3.14)	(0.51)
Diluted	(5.53)	(3.14)	(0.51)

Weighted average number of shares outstanding:
Basic	195,289,738	196,228,298	196,228,298
Diluted	195,289,738	196,228,298	196,228,298

Comprehensive loss
Net loss	(1,080,125)	(566,002)	(92,483)
Foreign currency translation adjustments, net of tax	(640)	7,658	1,251
Cash flow hedging loss, net of tax	(11,755)	0	0
Other comprehensive (loss)/income	(12,395)	7,658	1,251
Comprehensive loss	(1,092,520)	(558,344)	(91,232)
Fair value of warrants in excess of net proceeds of equity offering	0	(44,396)	(7,254)
Income attributable to noncontrolling interest	0	5,663	925
Comprehensive loss attributable to ordinary shareholders	(1,092,520)	(608,403)	(99,411)

NON-GAAP RECONCILIATION

GAAP net loss attributable to ordinary shareholders	(1,080,125)	(616,061)	(100,662)
Change in fair value of warrant derivatives	0	138,333	22,603
Change in fair value of embedded derivatives underlying convertible notes	(31)	0	0
Fair value of warrants in excess of net proceeds of equity offering	0	44,396	7,254
Non-GAAP net loss attributable to ordinary shareholders	(1,080,156)	(433,332)	(70,805)

Non-GAAP net loss per share
Basic	(5.53)	(2.21)	(0.36)
Diluted	(5.53)	(2.21)	(0.36)

Non-GAAP weighted average number of shares outstanding:
Basic	195,289,738	196,228,298	196,228,298
Diluted	195,289,738	196,228,298	196,228,298

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Sep. 30,
	2012	2013	2013
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,031,462	1,896,622	309,906
Restricted cash	194,379	557,919	91,163
Accounts receivable	1,723,090	1,097,800	179,379
Inventories	930,137	1,278,547	208,913
Advances to suppliers	294,653	355,078	58,019
Other current assets	976,658	867,200	141,699
Total current assets	7,150,379	6,053,166	989,079
Property and equipment, net	4,447,469	4,192,283	685,014
Advances to suppliers	1,157,555	858,833	140,332
Long-term investment	50,910	48,886	7,988
Other long term assets	326,153	529,506	86,521
Total assets	13,132,466	11,682,674	1,908,934
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	972,730	983,663	160,729
Accounts payable	1,313,535	1,771,930	289,531
Advances from customers	76,875	219,309	35,835
Current portion of long term bank borrowings	1,850,500	1,444,664	236,056
Convertible Bond	708,548	—	—
Derivative liabilities-current	—	89,100	14,559
Accrued and other liabilities	966,351	848,656	138,669
Total current liabilities	5,888,539	5,357,322	875,379
Long-term borrowings	2,088,139	1,416,000	231,373
Derivative liabilities-non current	—	221,628	36,214
Other long term liabilities	262,964	303,962	49,667
Total liabilities	8,239,642	7,298,912	1,192,633
Total JA Solar Holdings shareholders’ equity	4,892,824	4,297,070	702,136
Noncontrolling interest	—	86,692	14,165
Total shareholders’ equity	4,892,824	4,383,762	716,301
Total liabilities and shareholders’ equity	13,132,466	11,682,674	1,908,934